Form 11-K

		     SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C. 20549





			      ANNUAL REPORT

		     Pursuant to Section 15(d) of the
		     Securities Exchange Act of 1934


	       For the fiscal year ended December 31, 1998


		     Commission File Number 1-5828


		    THE SAVINGS PLAN FOR AFFILIATES
		       (Full title of the plan)


		    CARPENTER TECHNOLOGY CORPORATION
		 (Name of issuer of the securities held
			 pursuant to the plan)




			    1047 N. Park Rd.
		 Wyomissing, Pennsylvania  19610-1339
		   (Address of principal executive
			 office of the issuer)



				 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


					SAVINGS PLAN OF
					CARPENTER TECHNOLOGY CORPORATION
					(Name of Plan)




Date  June 30, 1999               By    /s/ G. Walton Cottrell
    ----------------------              -----------------------------------
					G. Walton Cottrell
					Senior Vice President - Finance and
					Chief Financial Officer






Financial Statements and Exhibits


(a)     Financial Statements

	The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)     Exhibits

	(1)  Consent of Independent Accountants




			THE SAVINGS PLAN FOR AFFILIATES
			 INDEX TO FINANCIAL STATEMENTS

			    FORM 11-K ANNUAL REPORT

								    Form 11-K
								       Pages
								    ---------
Report of Independent Accountants                                        5

Financial Statements:

Statement of Net Assets Available for Plan Benefits
December 31, 1998 and 1997
	- Participant Directed:
	  Carpenter Technology Stock Fund, Vista Premier U.S. Government Money Market Fund, Vista Growth & Income Fund, Vista Capital Growth Fund, George Putnam Fund of Boston, Vista U.S. Treasury
	  Income Fund and Participant Loans                              6

Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997
	- Participant Directed:
	  Carpenter Technology Stock Fund, Vista Premier U.S. Government Money Market Fund, Vista Growth & Income Fund, Vista Capital Growth Fund, George Putnam Fund of Boston, Vista U.S. Treasury
	  Income Fund and Participant Loans                              7

Notes to Financial Statements                                           8-16

Supplemental Schedules:

Assets Held for Investment as of December 31, 1998                      17
Schedule of Loans or Fixed Income Obligations as of December 31, 1998  18-25
Reportable Transactions for the year ended December 31, 1998            26




			Report of Independent Accountants

To the Participants and Administrator of the Savings Plan for Affiliates:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Affiliates at December 31, 1998 and 1997, and the changes in net assets available for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment, loans or fixed income obligations and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by ERISA. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




April 9, 1999


/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP



		     THE  SAVINGS  PLAN  FOR  AFFILIATES

	     STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
		      as of December 31, 1998 and 1997
			   (dollars in thousands)



ASSETS                                            1998            1997

Investments at fair value (Note 3):
Mutual funds:
Vista Growth & Income Fund                      $1,120          $  656
Vista Capital Growth Fund                          754             462
George Putnam Fund of Boston                       639             374
Vista U.S. Treasury Income Fund                    453             274
Vista Premier U.S. Government Money Market Fund    674             425
Carpenter Technology Corporation Common Stock      698             557
Participant Loans                                  139              59
						-----------------------
Total investments                                4,477           2,807
						-----------------------
Receivables:
Contributions - salary deferral                      7               9
Contributions - rollover                             -               1
Contributions - company                              6               6
Interest                                             3               2
						-----------------------
Total receivables                                   16              18
						-----------------------
Cash, noninterest bearing                            -              17
						-----------------------
Total assets                                     4,493           2,842
						-----------------------
LIABILITIES
Excess contributions to be refunded to participants  -               2
Accrued administration expenses                      7               5
						-----------------------
Total liabilities                                    7               7
						-----------------------
Net assets available for benefits               $4,486          $2,835
						=======================




   The accompanying notes are an integral part of the financial statements.



		     THE  SAVINGS  PLAN  FOR  AFFILIATES

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	      for the years ended December 31, 1998 and 1997
			 (dollars in thousands)



							  1998    1997

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments           $    -  $  312
Interest                                                     8       2
Dividends                                                   89      54
							---------------
							    97     368
Contributions:                                          ---------------
Salary deferral                                            781     412
Rollover                                                   418     447
Company                                                    686     344
							---------------
							 1,885   1,203
							---------------
Total additions                                          1,982   1,571
							---------------
Deductions from net assets attributed to:
Net depreciation in fair value of investments               86       -
Benefits paid to participants                              219      61
Administrative expenses                                     26      18
							---------------
Total deductions                                           331      79
							---------------
Net increase                                             1,651   1,492

Net assets available for benefits:
Beginning of year                                        2,835   1,343
							---------------
End of year                                             $4,486  $2,835
							===============




The accompanying notes are an integral part of the financial statements.




		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		       NOTES  TO  FINANCIAL  STATEMENTS



1.  Description of Plan:

The following description of the Savings Plan for Affiliates (the Plan) provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

	General:

The Plan is a defined contribution plan which covers substantially all domestic employees of Certech, Inc., Crafts Technology, Inc., Green Bay Supply Company, Inc., Parmatech Corporation, Shalmet Corporation, and Rathbone Precision Metals (all of which are affiliates of Carpenter Technology Corporation) who have attained the age of 21 years and have completed at least one year of service of at least 1,000 hours. Plan participation commences on the earlier of January 1 or July 1 of the plan year coinciding with or immediately following the date on which eligibility requirements were met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA), as amended.

Effective January 1, 1998 and July 1, 1998, respectively, the Plan was amended to include Shalmet Corporation and Rathbone Precision Metals as participating employers of the Plan. Effective July 1, 1997, the Plan was amended to include Parmatech Corporation as a participating employer of the Plan. Effective January 1, 1997, the Plan's name changed from The Certech, Inc. Savings Plan to The Savings Plan for Affiliates. Also effective January 1, 1997, the Plan was amended to transfer sponsorship to Carpenter Technology Corporation, prohibit discretionary contributions, and include Crafts Technology, Inc., and the Green Bay Supply Company, Inc. as participating employers of the Plan.

	Contributions:

Each year, participants may contribute up to 17 percent of pretax annual compensation (known as salary deferral contributions), as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions). The Company contributes an amount equal to two percent of each employee's total compensation for each pay period, and provides a matching contribution equal to 50 percent of the portion of the participant's salary deferral which does not exceed four percent of the participant's total compensation for each pay period (collectively known as company contributions).



		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued



1.  Description of Plan, continued:

	Contributions, continued:

Contributions are subject to certain limitations. All contributions are funded with an independent trustee.

	Participant Accounts:

The following four accounts are maintained for each participant and are credited with the applicable contributions, earnings on funds invested, forfeitures of terminated participants non-vested accounts, and are charged with an allocation of Plan administrative expenses. The contributions to these accounts are participant directed:

	- Employer Qualified Non-Elective Contribution Account-credited with company contributions

	-  Employer Matching Account - credited with company contributions

	-  Employee 401(K) Account-credited with salary deferral contributions

	-  Rollover Monies Account - credited with rollover contributions

	Vesting:

Qualified non-elective contributions, salary deferral contributions, rollover monies, and the Plan earnings thereon, are 100 percent vested and nonforfeitable. Vesting in the Company's matching contributions is based upon years of continuous service, and a participant is 100 percent vested after three years of service, contingent upon completing at least 1,000 hours of service for each Plan year.

	Investment Funds:

The Plan maintains six investment funds. Each participant may designate separately the investment fund or funds in which the accounts are to be invested. A brief description of each investment fund is as follows:

	- Vista Premier U.S. Government Money Market Fund - invests primarily in obligations issued or guaranteed by the U.S. Treasury, agencies of the U.S.Government, and in repurchase agreements collateralized by U.S. Government obligations. The objective is to provide a high level of current income.



		     THE SAVINGS PLAN FOR AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued



1. Description of Plan, continued:

	Investment Funds, continued:

	- Vista Growth & Income Fund - a fund invested in common stocks with the primary objective of providing long-term capital appreciation.


	- Vista Capital Growth Fund - a fund invested in common stocks of small to mid-sized companies and in convertible securities with the objective of providing long-term capital growth.

	- George Putnam Fund of Boston - a fund invested in a diversified portfolio of stocks and bonds with the objective of both capital growth and current income.

	- Vista U.S. Treasury Income Fund - a fund invested in debt obligations backed by the U.S. Government and futures contracts on fixed income securities to provide investors with monthly dividends while protecting the value of investors' accounts.

	- Carpenter Technology Stock Fund - a fund invested primarily in Carpenter Technology Corporation common stock, with the balance in a mutual fund for cash liquidity.

	Participant Loans:

Loans may be made to participants in an amount equal to 50 percent of the value of the vested interest in his or her account or $50,000, whichever is less. The minimum amount of the loan shall be $1,000. Interest is charged at a rate which is 1% over the published prime rate for commercial lenders at the time the loan is initiated. Loan repayments are required for each pay period over a period not to exceed five years.

	Forfeited Accounts:

Forfeitures during the year of the Company's matching contributions are held in an account in the Vista Premier U.S. Government Money Market Fund until allocated to all eligible participants in proportion to each such participant's compensation for the plan year.

Forfeitures in 1998 totaled $2,000, and will be allocated in 1999. Forfeitures in 1997 totaled $2,000 and were allocated in 1998.



		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continue



1.  Description of Plan, continued:

	Benefits Paid to Participants

Benefits paid to participants include distributions, withdrawals and loan settlements. Participants are entitled to a lump sum distribution equal to the value of the vested interest in his or her account upon separation from service, occurrence of a total and permanent or qualifying disability, or after the age of 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000 ($3,500 prior to January 1, 1998). The distribution of benefits to all participants must begin no later than the latter of April 1 of the year after the participant retires or attains 70-1/2 or, in the case of a 5% owner of Carpenter Technology Corporation common stock, the date of separation. Upon attainment of age 59-1/2, participants may make withdrawals from any accounts which are 100 percent vested without limitation. Hardship withdrawals, subject to certain restrictions, are permitted from any accounts which are 100 percent vested. Benefits paid to participants are in cash except those which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of Carpenter Technology Corporation common stock or cash, at the participant's option.

	Administrative Expenses:

Independent accountant's fees are paid by the Company. All other fees are paid by the Plan.

	Plan Termination:

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations. In the event of termination or partial termination of the Plan, or discontinuance of contributions by the Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

2.  Summary of Significant Accounting Policies:

	A. The financial statements of the Plan are prepared under the accrual method of accounting.



		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued



2.  Summary of Significant Accounting Policies, continued:

	B. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	C. The investment in Carpenter Technology Corporation common stock is stated at fair value based on the last reported sales price as quoted on the New York Stock Exchange. The investment in the other funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee. Purchases and sales of investments are recorded on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date.

	D.  Benefits are recorded when paid.

	E. The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of the realized gains or losses and unrealized appreciation (depreciation) on investments.

	F. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

	G. Certain reclassifications of prior years' amounts have been made to conform with the current year's presentation.



		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued



3.  Investments:

    The following table includes investments held by the Plan as of December 31, 1998 and 1997.

	Investments as Determined by
	Quoted Market Price                          12/31/98        12/31/97
						       (dollars in thousands)
Mutual Funds:
Vista Growth & Income Fund                               $1,120       $  656
Vista Capital Growth Fund                                   754          462
George Putnam Fund of Boston                                639          374
Vista U.S. Treasury Income Fund                             453          274
Vista Premier U.S. Gov't. Money Market Fund                 674          425

Carpenter Technology Corporation common stock               698          557

Participant Loans                                           139           59
							 -------      -------
Total Investments                                        $4,477       $2,807
							 =======      =======
4.  Tax Status:

    The Internal Revenue Service has determined and informed the Company by letter dated October 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Excess Contributions:

    At December 31, 1997, the Company did not meet the discrimination test for top heavy plans with respect to salary deferrals for officers and highly compensated participants. This condition was remedied by the return of the affected participants' excess contributions of $2,000, which has been reflected in the accompanying financial statements. Testing for the plan year 1998 was not completed at the time this report was issued. The Company understands that penalties that may be levied on any excess contributions found.




		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued



6.  Reconciliation of Financial Statements to Form 5500:

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
						     12/31/98       12/31/97
						     --------       --------
						      (dollars in thousands)

Net assets available for benefits per
the financial statements                              $4,486         $2,835

Amounts allocated to withdrawing participants              -           (15)
						     --------       --------
Net assets available for benefits per the Form 5500   $4,486         $2,820
						     ========       ========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
						     12/31/98       12/31/97
						     --------       --------
						      (dollars in thousands)

Benefits paid to participants per
the financial statements                              $  219         $   61

Add:  Amounts allocated to withdrawing participants
at current year end                                        -             15

Less:  Amounts allocated to withdrawing participants
at previous year end                                     (15)             -
						     --------       --------
Benefits paid to participants per the Form 5500      $   204         $   76
						     ========       ========
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7.  Subsequent Event:

    Effective January 1, 1999, the Plan was amended to include Z-Tech Corporation, an affiliated company of Carpenter Technology Corporation, as a participating employer.







		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued


8. Allocation of Changes in Assets Available for Benefits to Investment Funds:

	 (dollars in thousands)   <  - - P a r t i c i p a n t   D i r e c t e d - - >

						   Growth     Cap  GeoPut  US   Carp.
					US Gov't  & Income  Growth   of  Trea   Tech    Partic
Year Ended 12/31/98                     MM Fund     Fund     Fund  Boston Inc  Stock    Loans   Other    TOTAL
--------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
Interest                                $    2   $    2   $  2     $  1  $   -  $   1   $  -  $   -     $   8
Dividends                                   26        3              16     24     20                      89
-------------------------------------------------------------------------------------------------------------
					    28        5      2       17     24     21      -      -        97
-------------------------------------------------------------------------------------------------------------
Contributions:
Salary deferral                             87      200    161      106     78    156            (7)      781
Rollover                                    21       94     98       80     35     90                     418
Company                                    145      159    119       82     56    130            (5)      686
-------------------------------------------------------------------------------------------------------------

					   253      453    378      268    169    376      -    (12)    1,885
-------------------------------------------------------------------------------------------------------------


Total additions                            281      458    380      285    193    397      -    (12)    1,982
-------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
Net (appreciation) depreciation
in fair value of investments                       (111)   (23)     (32)    (6)   258                      86
Benefits paid to participants               31       60     43       27     12     34     12              219
Administrative expenses                     12        6      6        3      3      1            (5)       26

-------------------------------------------------------------------------------------------------------------
Total deductions                            43      (45)    26       (2)     9    293     12     (5)      331
-------------------------------------------------------------------------------------------------------------

Loans, net of repayments                   (14)     (32)   (25)     (10)    (3)    (8)    92               -
Interfund transfers                         10       (2)   (35)     (11)     2     36                      -
Forfeitures                                  2       (1)                           (1)                     -
-------------------------------------------------------------------------------------------------------------

Net increase (decrease)                    236      468    294      266    183    131     80     (7)   1,651


Net assets available for benefits:

Beginning of year                          437      657    463      374    271    567     59      7    2,835
------------------------------------------------------------------------------------------------------------

End of year                               $673   $1,125   $757     $640   $454   $698   $139   $  -   $4,486
============================================================================================================





		     THE  SAVINGS  PLAN  FOR  AFFILIATES

		NOTES  TO  FINANCIAL  STATEMENTS, Continued

8. Allocation of Changes in Assets Available for Benefits to Investment Funds (dollars in thousands)

                                        < - - - - - - - - P a r t i c i p a n t   D i r e c t e d - - - - - >

						                                  Growth   Cap    GeoPut   US    Carp
				                                   	US Govt  & Inc   Growth    of    Treas  Tech   Partic
Year Ended 12/31/97                     MM Fund   Fund    Fund   Boston   Inc   Stock  Loans   Other  TOTAL
------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation)
in fair value of investments           $    -    $ 117   $  63   $  39  $   5  $   88  $   -   $   -   $ 312
Interest income                                      2                                                     2
Dividend income                            19        3       1       9     11      11                     54
-------------------------------------------------------------------------------------------------------------

					   19      122      64      48     16      99      -       -     368
-------------------------------------------------------------------------------------------------------------
Contributions:
Salary deferral                            53       92      68      52     50      70             27     412
Rollover                                   16       82     103      78     80      88                    447
Company                                    82       81      54      45     34      62            (14)    344
-------------------------------------------------------------------------------------------------------------

					  151      255     225     175    164     220      -      13   1,203
-------------------------------------------------------------------------------------------------------------

Total additions                           170      377     289     223    180     319      -      13   1,571
-------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
Benefits paid to participants               3       15      12       5      8       7             11       61
Administrative expenses                     6        4       2       2      1       2              1       18
--------------------------------------------------------------------------------------------------------------

Total deductions                            9       19      14       7      9       9      -      12       79
--------------------------------------------------------------------------------------------------------------

Loans, net of repayments                   (9)     (10)     (9)     (6)    (2)     (1)     26     11        -
Interfund transfers                       (42)     (10)     34             (7)     25                       -
Forfeitures                                 2       (1)     (1)                                             -
--------------------------------------------------------------------------------------------------------------

Net increases                             112      337     299      210    162    334      26     12    1,492

Net assets (deficient) available for benefits:
Beginning of year                         325      320     164      164    109    233      33     (5)   1,343
--------------------------------------------------------------------------------------------------------------

End of year                              $437     $657    $463     $374   $271   $567     $59  $   7   $2,835
==============================================================================================================





		     The Savings Plan for Affiliates
	Line 27(a) - Schedule of Assets Held for Investment Purposes
			    December 31, 1998




(A)  (B)                        (C) Description of          (D)       (E)
    Identity of issue, borrower,    investment              Cost     Current
    lessor or similar party
-----------------------------------------------------------------------------
    Vista Growth & Income Fund        Mutual Fund       $1,100,668 $1,120,675

    Vista Capital Growth Fund         Mutual Fund         $775,426   $753,870

    George Putnam Fund of Boston      Mutual Fund         $631,027   $638,743

    Vista U.S. Treasury Income Fund   Mutual Fund         $441,955   $453,367

    Vista Premier U.S. Gov't Money    Mutual Fund         $674,380   $674,380
    Market Fund

 *  Carpenter Technology Corporation  Corporate Common    $837,144   $697,916
				      Stock

    Participant Loans                 Loans to Partics
				      int rate 9.25-9.5%
				      none due past       $138,870   $138,870
				      11/10/03

* Party-in-Interest



		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	Gloria L Acosta               $1,870       $0.00       $0.00   $1,870.00   11/18/98  11/13/00  9.25    $118.26      $19.53
	10 Henry Ave, Apt O E9
	Palisades Pk, NJ  07650

	Luz Aguiar                    $1,400     $746.89      $81.72     $653.11   10/30/97    6/4/99  9.50    $231.24      $12.12
	439 D Broad Avenue
	Palisades Park, NJ  07650

	Fabio Arroyave                $3,500     $435.38     $132.77   $3,064.62    6/24/98   7/12/01  9.50     $51.65      $11.20
	437A Broad Avenue
	Palisades Park, NJ  07650

	Gabriela Arroyave             $1,600     $372.09      $67.57   $1,227.91    11/7/97   12/3/99  9.50    $490.39       $7.52
	437A Broad Avenue
	Palisades Park, NJ  07650

	Luz Assis                     $1,000      $92.18       $8.57     $907.82   10/13/98   11/5/99  9.25     $40.30       $3.19
	PO Box 318
	New York NY  10116

	Gloria Bermudez               $1,000      $73.68       $6.92     $926.32    11/9/98  11/19/99  9.25     $20.15       $1.65
	120 Grand Ave
	Englewood NJ  07631

	Anne Marie P Bevan            $1,000       $0.00       $0.00   $1,000.00   11/25/98  12/13/99  9.25     $40.34       $3.56
	267 E Green St  Apt 1
	Nanticoke PA  18634

	Maria Antonia Castro          $2,000     $388.89     $112.61   $1,611.11     3/3/98   3/29/01  9.50     $73.75      $14.50
	71 E Palisades Blvd  #D4
	Palisades Park NJ  07650


		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	Estrella Colon                $1,300     $967.40      $62.83   $1,175.00   9/28/98    4/17/00  9.50    $35.80    $4.27
	216 51st St  Apt 2
	West New York NJ  07093

	Luis R Conteron               $1,697     $323.88      $61.47   $1,379.81   10/8/97    11/5/99  9.50    $681.34  $75.52
	261 Ninth St
	Palisades Park, NJ  07650

	Luis R Conteron               $1,200     combined with above   $1,193.31  10/13/98    11/6/01  9.25    $52.92   $12.55
	261 Ninth St                                paid amounts
	Palisades Park, NJ  07650

	Washington Drouet             $1,000     $800.44      $47.12     $199.56   1/23/98    2/26/99  9.50    $20.18    $0.36
	209 45th St
	Union City NJ  07087

	Washington Drouet             $1,200       $0.00       $0.00   $1,200.00   12/7/98   12/13/99  9.25    $48.36    $4.23
	209 45th St
	Union City NJ  07087

	Juan Escobar                  $2,350       $0.00       $0.00   $2,350.00  10/23/98   11/10/03  9.25    $67.80   $24.89
	127 Waldo Pl
	Englewood NJ  07631

	Edy R Estrada                 $1,300      $87.81      $50.57   $1,212.19   6/15/98    7/10/03  9.50    $12.58    $4.42
	6514 Bergenline Ave #2
	West New York NJ  07093

	Luis Figueroa                 $1,800     $453.50      $79.06   $1,346.50   5/20/98     6/6/00  9.50    $76.08   $10.02
	4651 N Karlov
	Chicago IL  60630


		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	Nelson E Forero Hernandez       $3,000   $859.94      $50.84   $2,958.90  10/22/98    5/7/01  9.25    $129.35     $25.95
	435A Broad Ave
	Palisades Pk, NJ  07650

	Orlando Forero                  $3,000   $100.29      $32.43   $2,899.71  10/16/98   11/2/01  9.50     $22.12      $5.30
	611 82nd Street
	North Bergen NJ  07047

	Margaret A Forgach              $4,000    $48.26      $29.10   $3,951.74   9/30/98  10/10/03  9.50    $116.04     $42.99
	38 Rock St
	Glen Lyon PA  18617

	Rosalba Gallego                 $1,400 $1,203.90      $67.35     $196.10  11/18/97  12/11/98  9.50    $197.54      $1.44
	188 West St
	Englewood NJ  07631

	John J Gomeringer               $8,200 $1,071.44     $345.01   $7,621.06    6/8/98   6/21/03  9.50    $118.95     $41.63
	2913 Truman Drive
	Hatfield PA  19440

	Josefina A Jaquez               $2,680   $645.49      $20.11   $2,680.00  11/23/98   12/5/00  9.25     $84.75     $14.18
	7435 Blvd East  Apt 9
	North Bergen NJ  07047

	Charles A Jemison               $5,000   $280.06      $88.54   $4,719.94   9/15/98   10/1/01  9.50     $73.72     $17.19
	19513 Lake Park Dr
	Lynwood IL  60411

	Gustavo Jimenez                 $2,700   $975.67      $68.88   $2,642.65   9/28/98  10/13/03  9.50     $39.15     $14.44
	15 W Hamilton Ave
	Englewood NJ  07631

		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	Joseph Kovacs                   $1,500    $509.89     $34.61     $990.11   8/12/98   6/28/99  9.50     $72.60      $3.56
	4309 W Lawrence
	Chicago IL  60630

	Eugene Krug                    $17,000    $411.82    $246.22  $16,588.18   7/27/98   8/21/03  9.50    $822.55    $299.24
	3 Holland Ave
	Oakhurst NJ  077555

	Diego Loaiza                    $2,500    $535.62     $98.46   $1,964.38    5/8/98    6/8/00  9.50    $132.10     $17.53
	165 Pleasant Ave
	Englewood NJ  07631

	Francisco Loayza                $1,770    $261.47     $24.21   $1,508.53   9/29/98  10/18/99  9.50     $71.42      $5.46
	6015 Boulevard East Apt B4
	West New York NJ  07093

	Hilzy Lopez                     $2,000    $465.02     $84.88   $1,534.98   3/20/98    4/7/00  9.50    $211.50     $26.69
	92 Lafayette Pl
	Englewood NJ  07631

	Jorge A Lopez                   $2,000    $538.54     $95.96   $1,461.46   4/21/98   5/18/00  9.50     $42.30      $5.34
	1012 87th St  Apt #22
	North Bergen NJ  07047

	Rubin Davro Morales Lopez       $1,500     $91.77     $53.23   $1,408.23   6/25/98   7/24/03  9.50     $14.50      $5.13
	533 64th Street
	West New York NJ  07093

	Rosa H Luis                     $5,000  $1,572.00    $418.44   $3,428.00  10/23/97  11/24/00  9.50     $73.72     $12.47
	559 Hudson Ave
	Weehawken NJ  07087



		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	Maria Marroquin                 $1,000      $0.00      $0.00     $769.50   2/25/97   3/22/02  9.25     $96.20     $32.60
	1303 26th St
	North Bergen NJ  07047

	Maher A Meawad                  $11,530 $2,696.24    $407.84   $7,520.82   1/22/97   1/25/02  9.25  $3,880.10  $1,777.00
	121 Washington St
	Lodi NJ  07644

	Blanca Montoya                  $1,100    $771.75     $49.28     $328.25   10/8/97   11/6/98  9.50    $333.05      $4.80
	76 James St Apt 2
	Englewood NJ  07631

	Elvin E Morazan                 $4,197     $76.10     $45.73   $4,120.90   8/26/98    9/4/03  9.50    $203.05     $74.35
	314 Grove Street
	East Rutherford  NJ  07073

	Marlene Morazan                 $1,500      $0.00      $0.00   $1,500.00   7/31/98   8/20/99  9.50    $544.68     $41.56
	314 Grove Street
	East Rutherford  NJ  07073

	Carmen Negron                   $1,000    $524.52     $67.40     $387.32   8/14/97    9/3/99  9.50     $21.14      $1.40
	32 50th St
	Weehawken NJ  07087

	Gloria N Ocampo                 $2,000    $428.37     $78.75   $1,571.63   5/21/98   6/16/00  9.50     $63.39     $10.51
	81 Charles Street
	Englewood NJ  07631

	Maria E Ribot                   $2,000     $64.13     $27.95   $1,935.87  10/23/98   11/5/02  9.25     $11.51      $3.44
	365 Grant Ave
	Cliffside Park NJ  07010


		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	Lucero Rivera                   $1,300    $231.30     $43.50   $1,068.70   6/25/98   7/27/00  9.50     $27.48      $3.88
	101 James Street
	Englewood NJ  07631

	Vincent C Smierciak             $11,000 $2,037.12  $1,047.90   $8,896.64  10/17/97  10/21/02  9.50    $106.38     $32.60
	4722 Arbor Dr  Apt 202
	Rolling Meadows IL  60008

	Glenn A Sonntag Jr              $2,200    $451.32     $83.43   $1,748.68   6/15/98    7/1/00  9.50     $46.50      $6.35
	2615 Marshall Drive
	Quakertown PA  18951

	Luis E Terroros                 $2,000  $1,116.21     $67.52   $1,883.79   7/14/98   7/31/03  9.50     $19.34      $6.87
	Lakeview Ave  Apt 63B
	Leonia NJ  07605

	Luz Toro                        $1,000    $297.71     $25.17     $702.29   6/18/98   7/22/99  9.50    $141.26      $8.24
	120 62nd St  Apt 3
	West New York  NJ  07093

	Javier Usma                     $1,500    $737.31     $30.22   $1,446.08  10/16/98    5/8/00  9.25     $82.44     $10.10
	44 B lakeview Ave
	Leonia NJ  07605

	Fredy Usme                      $3,000    $792.51    $112.15   $2,661.39   7/14/98   7/26/01  9.50     $44.24      $9.69
	537 41st Street
	Union City NJ  07087

	Luz Mary Valencia               $1,000      $0.00      $0.00   $1,000.00   7/30/98   8/17/00  9.50    $200.83     $31.94
	63 B Lake View Ave
	Leonia NJ  07605


		     The Savings Plan for Affiliates
	Line 27(b) - Schedule of Loans or Fixed Income Obligations
			  December 31, 1998


(A)     (B)                            (C)       (D)          (E)          (F)             (G)                   (H)         (I)
	Identity and                 Original  Principal    Interest     Unpaid     Description of loan       Principal   Interest
	Address of                    amount    received    received                                         overdue at overdue at
	Obligor                      of loan   during year during year   @ EOY (origin/maturity dates)i rate   year end   year end
----------------------------------------------------------------------------------------------------------------------------------
	L Monica Velazquez              $1,763    $361.40     $66.86   $1,401.18   6/11/98   6/21/00  9.50     $74.48     $10.06
	2109 S Maple
	Berwyn IL  60402

	Luis A Villa                    $1,000    $556.80     $43.98     $131.78   2/25/97   3/26/99  9.25     $10.54      $0.26
	401 21st Street
	Union City NJ  07087

	Susan Walters Grottola          $2,500    $278.31     $35.01   $2,221.69   6/11/98  11/11/99  9.50    $626.64     $23.16
	189 West Woodhaven Dr
	White Haven PA  18661

	Barbara A Zukosky               $1,000    $400.78     $64.30     $599.22   12/1/97  12/31/99  9.50     $73.99      $7.37
	20 Center Street
	Askam PA  18706



		The Savings Plan for Affiliates
	Line 27(d) - Schedule of Reportable Transactions
	      for the year ended December 31, 1998


	(A)                            (B)                     (C)        (D)      (F)      (G)      (H)         (I)
				 Description of Asset        Purchase  Selling  Transaction        Cur Value  Net gain
Identity of Party Involved     (include interest rate and      Price     Price  Expense   Cost of of Asset @  or (loss)
			      maturity in case of a loan                        Incurred   Asset  Transaction
-----------------------------------------------------------------------------------------------------------------------
Vista Growth and Income Fund         Mutual Fund             $594,277                    $594,277  $594,277     $    -
Vista Growth and Income Fund         Mutual Fund                       $124,979          $119,684  $124,979     $5,294
Vista Capital Growth Fund            Mutual Fund             $461,138                    $461,138  $461,138     $    -
Vista Capital Growth Fund            Mutual Fund                       $122,780          $127,881  $122,780    $(5,103)
George Putnam Fund of Boston         Mutual Fund             $331,021                    $331,021  $331,021     $    -
George Putnam Fund of Boston         Mutual Fund                        $56,874           $55,139   $56,874     $1,739
Vista US Treasury Income Fund        Mutual Fund             $235,918                    $235,918  $235,918     $    -
Vista US Treasury Income Fund        Mutual Fund                        $60,771           $59,519   $60,771     $1,250
Vista Prem US Govt Money Mkt Fund    Mutual Fund             $674,311                    $674,311  $674,311     $    -
Vista Prem US Govt Money Mkt Fund    Mutual Fund                       $377,112          $377,112  $377,112     $    -
Carpenter Technology Stock Fund      Corporate Comm Stocks   $458,795            $1,558  $458,795  $458,795     $    -
Carpenter Technology Stock Fund      Corporate Comm Stocks              $67,422    $279   $77,137   $67,422    $(9,710)






		CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the Registration Statement of Carpenter Technology Corporation on Form S-8 (number 2-83780) of our report dated April 9, 1999 on our audits of the financial statements of the Savings Plan for Affiliates as of December 31, 1998 and 1997 and for the two years ended December 31, 1998 and 1997, which report is included in this Annual Report on Form 11-K.




/s/ PricewaterhouseCoopers LLP


PRICEWATERHOUSECOOPERS LLP



June 29, 1999